Exhibit 99.3

The Role of Central Fund

To serve investors as “The Sound Monetary Fund”.
To hold gold and silver bullion on a secure basis for the convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions

The governing articles of Central Fund require that at least 75% of Central Fund’s non-cash assets be invested in gold and silver bullion investments. This cannot be changed without shareholder approval.

The stated investment policy of the Board of Directors requires Central Fund to maintain a minimum of 90% of its net assets in gold and silver bullion of which at least 85% must be in physical form. On October 31, 2007, 98% of Central Fund’s net assets were invested in gold and silver bullion. Of this bullion, 99.3% was in physical form and 0.7% was in certificate form.

Central Fund’s physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.

Safeguards	Central Fund’s bullion is stored on an allocated and fully segregated basis in the underground vaults of the Canadian Imperial Bank of Commerce (“the Bank”), one of the major Canadian Banks.

The Bank may only release any portion of Central Fund’s physical bullion holdings upon receipt of an authorizing resolution of Central Fund’s Board of Directors.

Insurance is carried on the physical gold and silver bullion holdings against destruction, disappearance or wrongful abstraction.

Bullion holdings and bank vault security are inspected twice annually by directors and/or officers of Central Fund. On every occasion, inspections are required to be performed in the presence of Central Fund’s external auditors and bank personnel.

Central Fund is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences

Central Fund’s Class A shares are listed on the American Stock Exchange (CEF) and on the Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars). Making a gold and silver bullion investment through Central Fund is as easy as calling one’s stockbroker or investment dealer.

The stock exchange listings provide readily quoted, liquid markets for the Class A shares of Central Fund. The bid/ask spread is considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

Unlike most other forms of bullion investment, there are no ownership costs paid directly by the investor. All expenses of handling, storage and insurance of bullion are paid by Central Fund. As well, there are no bullion assay charges to the shareholder upon the sale, redemption or liquidation of the Class A shares of Central Fund.

Directors’ 46th Report to Shareholders

Central Fund of Canada Limited is a low-cost, convenient facility for investment ownership of gold and silver bullion.  At October 31, 2007, 98% of Central Fund’s net assets consisted of unencumbered, segregated and insured, passive long-term holdings of gold and silver bullion.

Central Fund’s Class A shares are listed on both the American Stock Exchange and the Toronto Stock Exchange, providing investors with a convenient precious metals investment alternative to the high costs of buying and selling gold and silver bullion directly, including handling, recording, storage, insurance and assay charges at time of sale.

Central Fund is also a desirable alternative to bullion coins, the costs of which often include additional shipping and handling charges as well as sales tax costs in many North American jurisdictions.

Central Fund shares serve as a stock exchange tradeable bullion proxy and qualify for various “regulated capital accounts” such as IRAs, Keoghs, RRSPs, and insurance, mutual and pension funds where direct holdings of physical bullion may be restricted or are too cumbersome to handle, maintain and secure.  The role of Central Fund is more thoroughly described on page 1.

Net assets increased by $401,190,517 or 48.0% during the year.  Of this amount, $184,066,176 was the result of two public offerings totalling 20,480,000 Class A shares, bringing the total number of Class A shares outstanding to 125,134,532 at year end. Both of these issues of additional shares were priced at premiums to net asset value assuring no dilution of existing Class A shareholders’ equity interests.  Details of these Class A share issues are provided in Note 4 to the accompanying financial statements on page 10.  The balance of the increase in net assets was primarily attributable to the unrealized appreciation of holdings during the period resulting from increased gold and silver prices at October 31, 2007.  These increases were offset nominally by expenses incurred during the year and the payment of the annual U.S. $0.01 Class A share dividend.

The significant increase in net assets during the year should benefit all shareholders by reducing expenses on a per share basis due to the declining scale of administration and consulting fees and economies of scale in respect to other expenses. See Note 6 to the financial statements where it is reported that the schedule of administration and consulting fees was further reduced by the Administrator, effective on November 1, 2005.

During fiscal 2007, the net asset value per Class A share, as reported in U.S. dollars, increased by 23.8% from $7.99 to $9.89.  Gold prices increased by 30.8% during the fiscal year while silver prices increased by 18.5%.  The net asset value per Class A share, as reported in Canadian dollars, while subject to the same factors described above, increased by a lesser amount of 4.7% primarily due to a 15.4% decrease in the exchange rate value of the  U.S. dollar relative to the Canadian dollar.

Expenses (which excluded taxes in prior years) as a percentage of the average of the month-end net assets during the 2007 fiscal year were 0.43% compared to 0.48% in 2006.

The Company employed the bulk of the proceeds from the Class A share issuances during the year to purchase gold and silver bullion in the ratio of approximately 50 ounces of silver to each 1 fine ounce of gold.  Thus, the long-standing policy regarding the 50 to 1 ratio of bullion holdings, as mandated by the Board of Directors, has been maintained.

As a result of the share issue related bullion purchases during the year, there has been a fractional change in the respective holdings of physical bars as against bullion certificates.  The comparative breakdown in physical bars at October 31, 2007 is: gold bars 99.3% (2006: 99.2%) and silver bars 99.4% (2006: 99.3%).

Securities regulatory authorities require that a detailed analysis of Central Fund’s results be provided in a “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Since Central Fund has an Administrator and is a passive holding company with no operations or employees, a separate document entitled “Management’s Discussion and Analysis” (“MD&A”) is provided by Central Fund’s Officers to meet regulatory requirements and should be read in conjunction with this Annual Report.

Gold and silver have a long demonstrated history as monetary instruments, officially and unofficially.  Gold and silver derive intrinsic value from their unique characteristics of scarcity, consistency of quality, durability, resistance to corrosion, and convenience of use.  Unlike fiat currencies, gold and silver do not fade away over the years with ever decreasing purchasing power. An ounce of gold or silver is a physical asset, not a negotiable or renegotiable promise, which most closely fits the true definition of “money” as a recognized medium of exchange and a store of value.

Prudence and history suggest that a portion of everyone’s savings should be invested and held in physical gold and silver, or their secure share equivalent as insurance for their own ultimate financial and economic well-being.

Upon this philosophical foundation, Central Fund now enters its 47th year since inception and its 25th year of stewardship since its conversion in 1983 to “The Sound Monetary Fund”.  Central Fund holds only unencumbered, segregated,  insured, long-term, passive holdings of true money in the form of gold and silver bullion.  Central Fund continues to fulfill its mandate of providing a sound, secure, low-cost, convenient, exchange-tradable monetary alternative for conservative investors in its role as “The Sound Monetary Fund”.

Respectfully submitted,
on behalf of the Board of Directors

	/s/	J.C. Stefan Spicer
January 7, 2008		J.C. Stefan Spicer, President & CEO

Comparative Net Asset Summary

		As at October 31,
		2007		2006		2005
		U.S.$	Cdn.$	U.S. $	Cdn.$	U.S.$	Cdn.$

Total net assets (in millions)		$1,237.5	1,175.5	836.3	938.9	541.0	638.4

Net asset value per Class A share		$9.89	9.39	7.99	8.97	5.74	6.77

Net assets:

Gold bullion		51.4%		49.1%		53.9%
Silver bullion		46.6%		49.1%		44.5%
Cash, securities & other		2.0%		1.8%		1.6%
		100.0%		100.0%		100.0%
Gold — per fine ounce	U.S. $	789.50		603.75		470.75
Silver — per ounce	U.S. $	14.32		12.08		7.765
Exchange Rate	$1.00 U.S. = Cdn. $	0.9499		1.1227		1.1801

Management’s Responsibility for Financial Reporting

The accompanying financial statements of Central Fund of Canada Limited and all of the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors  (the “Board”) and its Audit Committee (the “Committee”).

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances.  Financial statements include certain amounts based on estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.  Management has prepared the financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the financial statements.

Central Fund maintains systems of internal accounting and backup as well as high quality administrative and regulatory compliance control for a reasonable cost.  Hard copies of transactions and monthly statements are retained in the Company’s files.  Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, retrievable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board carries out this responsibility principally through its Committee.

The Committee appointed by the Board consists solely of non-related and independent directors.  In accordance with its charter, the Committee meets at least annually with management and the external auditors to discuss: the independence of the external auditors; the scope of the annual audit; the audit plan; access granted to the Corporation’s records; co-operation of management in the audit and review function; the need for internal auditing; the financial reporting process; related internal controls; the quality and adequacy of the Corporation’s or Administrator’s accounting and financial personnel; and other resources and financial risk management to satisfy itself that each party is properly discharging its responsibilities.  The Committee also reviews the Annual Report, the Annual Information Form, the annual and quarterly financial statements, Management’s Discussion and Analysis and the external auditors’ report.  The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders.  The Committee also reviews the external auditors’ remuneration and considers, for review by the Board and approval by the shareholders, the re-appointment and terms of engagement and, in appropriate circumstances, the replacement of the external auditors.  It also pre-approves all non-audit services proposed to be provided by the external auditors.  The charter of the Committee is set out on Central Fund’s website.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.  Ernst & Young LLP has full and free access to the Committee.

	/s/	J.C. Stefan Spicer
President

January 7, 2008

	/s/	Catherine A. Spackman
Treasurer

Statement of Net Assets

(expressed in U.S. dollars)

		As at October 31,
		2007	2006
Net assets:
Gold bullion, at market (Note 2)		$635,681,207	410,565,912
Silver bullion, at market (Note 2)		576,419,467	410,665,810
Cash		2,330,873	2,136,587
Short-term deposits (Note 3)		25,200,000	14,500,000
Prepaid bullion insurance		62,500	62,500
Interest receivable and other (Note 7)		139,560	265,004
		1,239,833,607	838,195,813
Accrued liabilities (Note 6)		(1,063,139)	(820,662)
Dividends payable (Notes 4 and 5)		(1,251,345)	(1,046,545)

Net assets representing shareholders’ equity		$1,237,519,123	836,328,606

Represented by:

Capital stock (Note 4)		$721,099,216	536,866,529
Contributed surplus (Note 5)		10,762,435	15,294,173
Retained earnings inclusive of unrealized appreciation of holdings		505,657,472	284,167,904

		$1,237,519,123	836,328,606

Net asset value per share (Note 1(c)(ii) and 8):
Class A shares		$9.89	7.99
Common shares		$6.89	4.99

Net asset value per share expressed in Canadian dollars
Class A shares		$9.39	8.97
Common shares		$6.54	5.60

Exchange rate year end:	U.S. $1.00 = Cdn.	$0.9499	1.1227

See accompanying notes to financial statements.

On behalf of the Board:

“Douglas E. Heagle”                                      “Philip M. Spicer”

Director                                                         Director

Statement of Income

(expressed in U.S. dollars)

	Years ended October 31,
	2007	2006	2005
Income:
Interest	$1,097,708	546,537	327,407
Dividends	—	420	1,024
Loss on sale of marketable securities	—	(3,153)	—
Unrealized appreciation of holdings	221,489,568	215,435,792	45,791,898
	222,587,276	215,979,596	46,120,329

Expenses:
Administration fees (Note 6)	2,558,506	2,013,322	1,553,660
Safekeeping, insurance and bank charges	1,165,156	893,118	467,226
Shareholder information	146,884	216,738	157,368
Directors’ fees and expenses	129,047	103,986	110,320
Auditor’s fees	117,967	71,826	36,026
Stock exchange fees	92,419	90,740	70,171
Legal fees (Note 6)	87,556	111,029	107,950
Registrar and transfer agent fees	73,728	71,038	63,116
Miscellaneous	1,493	1,798	1,161
Foreign currency exchange loss	5,345	389	31,651
Total expenses	4,378,101	3,573,984	2,598,649

Income before taxes	218,209,175	212,405,612	43,521,680
Taxes (Note 7)	—	(224,885)	(869,549)

Net income	$218,209,175	212,180,727	42,652,131

Basic and diluted net income per share (Note 1 (c)(i)):
Class A shares	$1.94	2.17	0.45
Common shares	$1.93	2.16	0.44

Statement of Changes in Net Assets

(expressed in U.S. dollars)

	Years ended October 31,
	2007	2006	2005

Net assets at beginning of year	$836,328,606	541,001,443	418,349,579

Add (deduct):
Net income	218,209,175	212,180,727	42,652,131
Net issuance of Class A shares (Note 4)	184,232,687	84,192,981	80,942,696
Dividends on Class A shares	(1,251,345)	(1,046,545)	(942,963)

Increase in net assets during the year	401,190,517	295,327,163	122,651,864

Net assets at end of year	$1,237,519,123	836,328,606	541,001,443

See accompanying notes to financial statements.

Statement of Shareholders’ Equity

(expressed in U.S. dollars)

	Years ended October 31,
	2007	2006	2005

Capital stock (Note 4):
125,134,532 (2006: 104,654,532; 2005: 94,296,320)
Class A retractable shares issued	$721,079,758	536,847,071	452,654,090
40,000 Common shares issued	19,458	19,458	19,458
	721,099,216	536,866,529	452,673,548

Contributed surplus:
Balance at beginning of year	15,294,173	19,595,783	23,678,513
Transfer to retained earnings (Note 5)	(4,531,738)	(4,301,610)	(4,082,730)

Balance at end of year	10,762,435	15,294,173	19,595,783

Retained earnings:
Balance at beginning of year	284,167,904	68,732,112	22,940,214
Net income	218,209,175	212,180,727	42,652,131
Dividends on Class A shares	(1,251,345)	(1,046,545)	(942,963)

	501,125,734	279,866,294	64,649,382
Transfer from contributed surplus (Note 5)	4,531,738	4,301,610	4,082,730
Balance at end of year	505,657,472	284,167,904	68,732,112

Shareholders’ equity	$1,237,519,123	836,328,606	541,001,443

See accompanying notes to financial statements.

Notes to Financial Statements

October 31, 2007, 2006 and 2005

(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of significant accounting policies:

Central Fund of Canada Limited (“Central Fund” or the “Company”) was incorporated under the Business Corporations Act, 1961 (Ontario), and was continued under the Business Corporations Act (Alberta) on April 5, 1990. The Company is a specialized, self-governing, passive holding company with most of its assets held in gold and silver bullion.

The Company’s accounting policies, which conform with Canadian and U.S. generally accepted accounting principles, are summarized below:

(a) Foreign exchange translation:

Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end. Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the statement of income as a foreign currency exchange loss (gain).

Purchases and sales of holdings traded in foreign currencies and the related income are translated at the rates of exchange prevailing when the transactions occur. Market values of holdings quoted in foreign currencies are translated at the rates of exchange prevailing at year end.

	(b)	Holdings:

Bullion and previously held marketable securities are valued at market value. Gold bullion is valued at the afternoon London fixing and silver bullion is valued at the daily London fixing. Marketable securities are valued at prices as reported at the close of trading on recognized stock exchanges or over-the-counter markets. As at October 31, 2006, Central Fund sold all of its nominal holdings of marketable securities.

Unrealized appreciation/depreciation of holdings represents the difference between the market value and average cost of holdings.

Transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation and depreciation are calculated on the average cost basis.

Dividend income was recorded on the ex-dividend date.

	(c)	Per share amounts:

(i) Net income per share:

The calculation of net income per share is based on the weighted average number of Class A and Common shares outstanding during the year. This weighted average number is at variance with the actual number of Class A and Common shares outstanding at year-end. The net income per Common share is reduced by U.S. $0.01 as the Class A shares are entitled to receive a U.S. $0.01 per share preferential non-cumulative annual dividend. The remaining income for the year is attributed equally to each Class A share and Common share, without preference or distinction.

(ii) Net asset value per share:

The calculation of net asset value per share is based on the number of Class A and Common shares outstanding at the end of the year and gives effect to the Class A shares’ entitlement to U.S. $3.00 per share on liquidation, before any remaining net assets are attributed equally to each Class A share and Common share then outstanding.

2.	Gold and silver bullion:

Holdings at October 31:		2007	2006	2005

Gold bullion:
Fine ounces	- 100 and 400 oz. bars	799,484	674,348	614,242
	- bank certificates	5,685	5,678	5,349
		805,169	680,026	619,591

Cost	-	$370,416,530	284,691,854	246,833,606
Market	- per fine ounce	$789.50	603.75	470.75
Market value	-	$635,681,207	410,565,912	291,672,631

Silver bullion:
Ounces	- 1,000 oz. bars	40,007,184	33,749,942	30,728,142
	- bank certificates	245,572	245,572	245,572
		40,252,756	33,995,514	30,973,714
Cost	-	$336,022,132	252,354,197	216,589,467
Market	- per ounce	$14.320	12.080	7.765
Market value	-	$576,419,467	410,665,810	240,510,890

3.        Short-term deposits:

As at October 31, 2007, the Company held four U.S. dollar fixed bank deposits:  $700,000 at a rate of 4.50% with a maturity date of November 9, 2007; $7,500,000 at a rate of 4.85% with a maturity date of November 30, 2007; and $7,000,000 and $10,000,000 both at a rate of 4.80% with a maturity date of January 31, 2008.

As at October 31, 2006, the Company held two U.S. dollar fixed deposits:  $10,000,000 at a rate of 5.26%, with a maturity date of January 30, 2007; and $4,500,000 at a rate of 5.26% with a maturity date of November 30, 2006.

4.        Capital stock:

The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.

At the meeting of the Class A and Common shareholders held on February 28, 2005, the holders of the Class A non-voting shares and the holders of Common shares of the Corporation, voting as  separate classes, passed a special resolution to approve the increase in the authorized Class A share capital of the Corporation from 100,000,000 to an unlimited number of Class A shares.

Since October 1989, holders of the Company’s Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a “Retraction Date”) for 80% of the Company’s net asset value per Class A share on the Retraction Date (as calculated in accordance with note 1(c)(ii)).  Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date.  The Articles of the Company provide for the suspension of redemptions during specified unusual circumstances, such as suspensions of normal trading on certain stock exchanges or the London bullion market, or to comply with applicable laws or regulations.

The holders of the Class A shares are entitled to receive a preferential, non-cumulative annual dividend of U.S. $0.01 per share.  Any further dividends declared are to be paid rateably on the Class A shares and Common shares then outstanding, without preference or distinction.  The Company has adopted a policy that any dividends declared shall be paid to shareholders of record at the close of business each October 31, with payment of such dividends being made during November of the same year.

On September 19, 2007, the Company, through a public offering, issued 11,840,000 Class A shares for proceeds of $107,298,816 net of underwriting fees of $4,470,784.  Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $106,698,816.  The Company used the net proceeds from this public offering to purchase 72,453 fine ounces of gold at a cost of $51,792,317 and 3,622,702 ounces of silver at a cost of $46,850,239, both in physical bar form. The balance of $8,056,260 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On December 8, 2006, the Company, through a public offering, issued 8,640,000 Class A shares for proceeds of $77,967,360 net of underwriting fees of $3,248,640.  Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $77,367,360.  The Company used the net proceeds from this public offering to purchase 52,690 fine ounces of gold at a cost of $33,932,360 and 2,634,540 ounces of silver at a cost of $36,817,696, both in physical bar form. The balance of $6,617,304 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On August 3, 2006, the Company, through a public offering, issued 7,150,000 Class A shares for proceeds of $58,344,000 net of underwriting fees of $2,431,000.  Costs relating to this public offering were $559,473 and net proceeds were $57,784,527.  The Company used the net proceeds from this public offering to purchase 42,960 fine ounces of gold at a cost of $27,395,623 and 2,148,000 ounces of silver at a cost of $24,549,000, primarily in physical bar form. The balance of $5,839,904 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On April 27, 2006, the Company, through a public offering, issued 3,208,212 Class A shares for proceeds of $26,948,981 net of underwriting fees of $1,122,874.  Costs relating to this public offering were $374,016 and net proceeds were $26,574,965.  The Company used the net proceeds from this public offering to purchase 17,475 fine ounces of gold at a cost of $10,462,625 and 873,800 ounces of silver at a cost of $11,215,730, both in physical bar form. The balance of $4,896,610 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On November 3, 2004, the Company, through a public offering, issued 15,000,000 Class A shares for proceeds of $81,504,000 net of underwriting fees of $3,396,000.  Costs relating to this public offering were $561,303 and net proceeds were $80,942,696.  The Company used the net proceeds from this public offering to purchase 96,000 fine ounces of gold at a cost of $40,790,400 and 4,800,000 ounces of silver at a cost of $35,376,000, in physical bar form except for 67 ounces of gold which were received in certificate form.  The balance of $4,776,296 was retained by the Company in interest-bearing cash deposits for working capital purposes.

The stated capital and recorded capital of the Company as at and for the years ended October 31, 2007, 2006 and 2005 are as follows:

		2007	2006	2005
Stated capital
Class A shares 125,134,532 (2006: 104,654,532; 2005: 94,296,320)		$732,654,830	547,388,654	462,095,673
Share issue costs		(11,575,072)	(10,541,583)	(9,441,583)

Recorded capital	- Class A shares	721,079,758	536,847,071	452,654,090
	- 40,000 Common shares	19,458	19,458	19,458

Capital stock		$721,099,216	536,866,529	452,673,548

Weighted average Class A and Common shares outstanding		113,853,546	97,751,783	94,254,128

5.              Contributed surplus and retained earnings:

In 1985, the shareholders authorized a reduction in stated capital which resulted in the creation of a contributed surplus account to facilitate payment of ongoing annual dividends and the Board of Directors authorized a transfer each year from contributed surplus of an amount equal to net losses before unrealized appreciation (depreciation) of investments and payment of the Class A shares’ stated dividend per share.  Accordingly, $4,531,738, $4,301,610 and $4,082,730 were transferred from contributed surplus to retained earnings on October 31, 2007, 2006 and 2005, respectively.  The balance of contributed surplus was $10,762,435 at October 31, 2007.

	2007	2006	2005
Transfer from contributed surplus to retained earnings
Net loss before unrealized appreciation	$3,280,393	3,255,065	3,139,767
Add: Dividend on Class A shares	1,251,345	1,046,545	942,963
	$4,531,738	4,301,610	4,082,730

This change did not affect the net asset value of the Company.

6.              Related party transactions and fees:

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly, that was from 1996 to October 31, 2005 at an annual rate of 1/2 of one percent based on the Company’s net assets up to $50,000,000, 3/8 of one percent on the next $50,000,000 in net assets and 1/4 of one percent on any excess over $100,000,000 in net assets.

Effective November 1, 2005, an Amended and Restated Administrative and Consulting Agreement reduced the annual administration and consulting fee, payable monthly, to an annual rate for at least until October 31, 2015 of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Of the $1,063,139 (2006: $820,662) balance in accrued liabilities at October 31, 2007, $243,435 (2006: $183,051) relates to the October administration fee payable to the Administrator.

For the year ended October 31, 2007, the Company incurred fees totaling $77,383 (2006: $99,782) to legal firms of which two of the Company’s directors are partners, and $2,558,506 (2006: $2,013,322) to the Administrator, The Central Group Alberta Ltd.  The Board of Directors is of the opinion that these services were undertaken under the same or better terms and conditions as services with unrelated parties.

7.              Income taxes:

Although Central Fund is not a mutual fund as designated by securities regulators, the Company qualifies and intends to continue to qualify as a mutual fund corporation under the Income Tax Act (Canada) for capital gains distributions and redemption purposes only.  As a result thereof, and after deduction of issue costs in computing taxable income, the Company does not anticipate that it will be subject to any material non-refundable income tax liability.  The Company was subject to the Canadian Federal large corporations tax based on its taxable capital employed in Canada at the end of its 2005 fiscal year.  The Canadian Federal 2006 Budget eliminated the Federal large corporations capital tax retroactive to January 1, 2006.   The Company  paid instalments up to June 2006.  For the year ended October 31, 2006, the Company’s large corporations tax expense was $224,885.  A portion of this liability can be refunded if the Company earns federal surtax credits in subsequent years.  The financial statements for 2006 reflect an estimated tax recoverable of $249,673 for the advance payments made to June 2006, which was included with interest receivable and other, in the Statement of Net Assets.

The Company has net capital losses of $1,938,000 available to offset future net capital gains realized and non-capital losses available to offset future income for tax purposes, for both of which no benefit has been recognized in these financial statements.  The non-capital loss amounts by year of expiry are as follows:   $793,000 in 2008, $420,000 in 2009, $3,099,000 in 2010, $3,407,000 in 2014, $3,871,000 in 2015, $5,446,000 in 2026 and $8,603,000 in 2027 for a total of $25,639,000.

The Company is a long-term passive holder of gold and silver bullion and believes that, as a mutual fund corporation for capital gains distributions and redemption purposes only, should realized gains upon a disposition of bullion holdings arise in the future, these gains should be treated as capital gains for tax purposes and would be distributable as capital gains to shareholders.  Deferred income tax liabilities resulting from unrealized capital appreciation of holdings are offset by the refundable mechanisms available to the Company.  The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

8.              Financial Highlights:

	Years ended October 31,
	2007	2006	2005	2004	2003
Class A per share performance:
Net asset value per share at beginning of period	$7.99	$5.74	$5.27	$4.35	$3.70
Net loss before unrealized appreciation of holdings	(0.03)	(0.03)	(0.02)	(0.03)	(0.03)
Unrealized appreciation of holdings - gold	1.21	0.86	0.30	0.27	0.46
Unrealized appreciation of holdings - silver	0.72	1.42	0.19	0.68	0.22
Total increase	1.90	2.25	0.47	0.92	0.65
Net asset value per share at end of year	$9.89	$7.99	$5.74	$5.27	$4.35
Total return	23.8%	39.2%	8.9%	20.9%	17.6%
Percentages and supplemental data:
Ratio as a percentage of average net assets:
Expenses	0.43%	0.48%	0.51%	0.48%	0.65%
Net loss before unrealized appreciation of holdings	0.32%	0.41%	0.45%	0.46%	0.62%

9.              New accounting and auditing pronouncements:

In fiscal 2007, the Company adopted, retroactively without restatement, the new Canadian accounting recommendations for Financial Instruments-Recognition and Measurement. These new pronouncements did not have any impact on the Company’s financial statements.  The Company also adopted Auditing Standard AS-5 of the Public Company Accounting Oversight Board.

For fiscal 2008, the Company will adopt the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48).  Under FIN 48, the Company may recognize the tax benefit or liability from a tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The Company does not expect that the adoption of FIN 48 will have any impact on its tax position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistence and comparability in fair value measurements and to expand their disclosures.  The new standard includes a definition of fair value as well as a framework for measuring fair value.  The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year in which this statement is initially applied.  The Company is currently evaluating whether this standard will have any impact on its financial statements for the year ending on October 31, 2009.  The Company’s policy and practice is at all times to only utilise broadly quoted market values (Level 1) when valuing its assets.

Auditors’ Report to the Shareholders

We have audited the statements of net assets of Central Fund of Canada Limited as at October 31, 2007 and 2006 and the statements of income, changes in net assets and shareholders’ equity for each of the years in the three-year period ended October 31, 2007.  These financial statements are the responsibility of the Company’s senior officers.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis of our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2007 and 2006 and the results of its operations and the changes in its net assets for each of the years in the three-year period ended October 31, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of October 31, 2007 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 7, 2008 expressed an unqualified opinion.

/s/ Ernst & Young LLP

Toronto, Canada	Chartered Accountants
January 7, 2008	Licensed Public Accountant

Report of Independent Registered Public Accounting Firm

The Shareholders of Central Fund of Canada Limited

We have audited Central Fund of Canada Limited’s internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Central Fund of Canada Limited’s senior officers are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in this Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists,  testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of senior officers and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Central Fund of Canada Limited maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statement of net assets of Central Fund of Canada Limited as of October 31, 2007 and 2006, and the related statements of income, changes in net assets and shareholder’s equity for each of the three years in the period ended October 31, 2007 and our report dated January 7, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Toronto, Canada	Chartered Accountants
January 7, 2008	Licensed Public Accountants

Class A Shares Stock Exchange Listings

	Electronic	Newspaper
	Ticker Symbol	Quote Symbol
American Stock Exchange	CEF	CFCda
The Toronto Stock Exchange	CEF.A in CDN$	CFund A
CEF.U in US$

Net Asset Value Information

               The net asset value per Class A share is calculated daily and is available at www.centralfund.com; or by calling the Administrator’s Investor Inquiries Office at (905) 648-7878; or, by sending an email to info@centralfund.com.  The Thursday net asset value is published on a regular basis in several financial newspapers among which are the following:

In the United States (figures published in U.S. $):

•                     Barrons

•                     New York Times

•                     Wall Street Journal

In Canada (figures published in Canadian $):

•                     National Post:  Financial Post section

•                     The Globe and Mail:   Report on Business

Form 40-F

               Central Fund’s S.E.C. Form 40-F is posted on EDGAR (Electronic Data Gathering, Analysis and Retrieval System) at www.sec.gov/edgar.shtml.  Copies are available, free of charge, by contacting Central Fund of Canada Limited or its Administrator.

Postings on SEDAR (System for Electronic Document Analysis and Retrieval)

     Annual & Quarterly Reports

     Management’s Discussion and Analysis

     Annual Information Forms

     Prospectuses

     Material Change Reports

     Press Releases

     Proxies and executive’s certifications

     Board and Committee Charters

All of these filings may be found at www.sedar.com

Corporate Information

Directors
John S. Elder, Q.C. (C)
Douglas E. Heagle (A)(C)(I)(L)
Ian M.T. McAvity (E)(I)
Michael A. Parente CMA, CFP (A)(I)
Robert R. Sale (A)(C)(I)
Dale R. Spackman Q.C. (E)
J.C. Stefan Spicer (E)
Philip M. Spicer (E)
Malcolm A. Taschereau (A)(C)(I)

Officers
Philip M. Spicer, Chairman
Dale R. Spackman, Q.C., Vice-Chairman
J.C. Stefan Spicer, President & CEO
John S. Elder, Q.C., Secretary
Catherine A. Spackman CMA, Treasurer
Teresa E. Poper, Assistant Treasurer

(A) (C) (E) (I) (L)

- Member of Audit Committee

- Member of Corporate Governance Committee

- Member of Executive Committee

- May be regarded as an independent director under Canadian securities administrators’ guidelines.

- Lead Director

Dr. Hans F. Sennholz

February 3, 1922 to June 23, 2007

Our friend, Hans Sennholz, was a man of principle and an exemplary advisor to the Administrator of Central Fund of Canada Limited.  As a respected scholar, teacher and true advocate of sound money, free markets and individual liberty, his wisdom and guidance have strengthened and been most supportive of the mandate of Central Fund.

Administrator The Central Group Alberta Ltd. Calgary, Alberta	Auditors Ernst & Young LLP Canada
Banker Canadian Imperial Bank of Commerce	Custodian Canadian Imperial Bank of Commerce
Legal Counsel Dorsey & Whitney LLP, Toronto Fraser Milner Casgrain LLP, Toronto Parlee McLaws LLP, Calgary	Registrar and Transfer Agents CIBC Mellon Trust Company at Calgary, Montreal, Toronto and Vancouver Mellon Investor Services LLC, New York

Share Ownership Certificates

Certificates of share ownership registered in shareholders’ names at their own addresses for delivery to them for their own safekeeping may be obtained upon the request of holders and payment of any applicable fees to the relevant Registrar and Transfer Agent of the Company.

Head Office Hallmark Estates Suite 805, 1323-15th Avenue S.W. Calgary, Alberta T3C 0X8 Telephone (403) 228-5861 Fax (403) 228-2222	Shareholder and Investor Inquiries Administrator, P.O. Box 7319 Ancaster, Ontario L9G 3N6 Telephone (905) 648-7878 Fax (905) 648-4196

Website: www.centralfund.com

E-mail:  info@centralfund.com